Darren K. DeStefano (703) 456-8034 ddestefano@cooley.com	VIA EDGAR

September 25, 2009
CERTAIN CONFIDENTIAL INFORMATION
U. S. Securities and Exchange Commission	CONTAINED IN THIS DOCUMENT, MARKED BY
Division of Corporate Finance	BRACKETS, IS SUBMITTED SEPARATELY TO
100 F Street, N.E.	THE SECURITIES AND EXCHANGE COMMISSION
Mail Stop 4720	PURSUANT TO 17 C.F.R §200.83.
Washington, D.C. 20549

Attn:	Mr. Jim Rosenberg, Senior Assistant Chief Accountant
Mr. Joel Parker, Accounting Branch Chief
Ms. Staci Shannon, Staff Accountant
Mr. John Krug, Staff Attorney

RE:	Micromet, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Proxy Statement
File No. 000-50440

Ladies and Gentlemen:

On behalf of Micromet, Inc. (the “Company”), we are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated August 4, 2009 with respect to the above-referenced filings (the “Comments”).  Set forth below are the Company’s responses to the Comments.  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.  Page references in the text of this response letter correspond to the page numbers of the referenced filing with the Commission.

Form 10-K for the Fiscal Year Ended December 31, 2008

Intellectual Property, page 9

1.
We note you discuss your patents collectively.  Please revise to discuss your material patents or groups of related patents.  The discussion should identify the jurisdiction(s) where you have obtained patent protection, identify the product(s), product candidate(s) or technology that are dependent on the patent(s), disclose when the patent(s) expires, and disclose whether you hold or license the patent(s).

Response to Comment 1:

In response to the Staff’s comment, the Company proposes to revise the discussion of its intellectual property in its Annual Report on Form 10-K for the year ending December 31, 2009 (the “2009 Form 10-K”) in the following format:

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM

September 25, 2009
Page Two

Intellectual Property

We actively seek patent protection for our proprietary technologies by filing patent applications in the United States, Europe and selected other countries that we consider key markets for our product candidates.  These international markets generally include Australia, Brazil, Canada, China, the countries that are members of the European Patent Convention, Hong Kong, Israel, India, Japan, South Korea, Mexico, New Zealand, Russia, Singapore and South Africa. Our approach is to seek patent protection for the inventions that we consider important to the development of our business. For our BiTE antibody platform, our patent strategy aims to generate protection on different aspects of the technology. Our key goals are to expand the patent portfolio, generate patent protection for new product candidates, protect further developments of BiTE antibody-related technologies and harmonize our filing and prosecution strategy with respect to the portfolio.

Our success will depend in large part on our ability to obtain, maintain, defend and enforce patents and other intellectual property for our BiTE antibody platform and our product candidates, to extend the patent life of patents covering our product candidates that reach the commercialization stage, to preserve trade secrets and proprietary know-how, and to operate without infringing the patents and proprietary rights of third parties.

Patents relating to the BiTE Antibody Platform

As of December 31, 2009, we owned approximately [_] U.S. and [_] foreign and international patents and [_] U.S. and [_] foreign and international patent applications, and held licenses to [_] U.S. and [_] foreign and international patents and [_] U.S. and [_] foreign and international patent applications related to our BiTE antibody platform.  The issued patents, and the patents that may issue based on these patent applications, are expected to expire between [year] and [year].

Patents relating to BiTE Antibodies

Our BiTE antibodies in clinical development are MT103 (blinatumomab) and MT110.  Additional BiTE antibodies are at different stages of research and preclinical development.

As of December 31, 2009, we owned approximately [_] U.S. and [_] foreign and international patents and [_] U.S. and [_] foreign and international patent applications, and held licenses to [_] U.S. and [_] foreign and international patents and [_] U.S. and [_] foreign and international patent applications covering our BiTE antibodies.  The issued patents, and the patents that may issue based on these patent applications, are expected to expire between [year] and [year], with the possibility of obtaining Supplemental Protection Certificates that may extend patent protection for up to five years beyond the original expiration dates. The patents that are relevant for the commercialization of our most advanced BiTE antibody product candidates MT103 and MT110 expire between [year] and [year], with the possibility of obtaining Supplemental Protection Certificates that may extend patent protection for up to five years beyond the original expiration dates.

Patents relating to Conventional Antibodies

Our conventional antibodies in clinical development are MT201 (adecatumumab), MT203 and MT293.  Additional conventional antibodies are at different stages of preclinical development.

As of December 31, 2009, we owned approximately [_] U.S. and [_] foreign and international patents and [_] U.S. and [_] foreign and international patent applications, and held licenses to [_] U.S. and [_] foreign and international patents and [_] U.S. and [_] foreign and international patent applications covering our conventional antibodies.  The issued patents, and the patents that may issue based on these patent applications, are expected to expire between [year] and [year], with the possibility of obtaining Supplemental Protection Certificates that may extend patent protection for up to five years beyond the original expiration dates.

[* * *] Certain confidential information contained in this document, marked by brackets, is submitted separately to the Securities and Exchange Commission pursuant to 17 CFR §200.83.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM

September 25, 2009
Page Three

We intend to continue using our scientific expertise to pursue and file patent applications on new developments with respect to products, uses, methods and compositions of matter in order to enhance our intellectual property position in the field of antibody therapeutics for the treatment of human diseases.

License Agreements and Collaborations, page 9
General

2.
The comments under this heading are intended to provide information that is material to investors that has been omitted from your discussion.  In some instances, confidential treatment may have been granted for portions of the agreements described in the disclosure.  To the extent confidential treatment for portions of the agreements was granted without review by the staff, please note that the grants of confidential treatment are subject to reconsideration by the staff.  In addition, please be advised that confidential treatment is generally not appropriate for information that is material to investors.  See Staff Legal Bulletin No. 1.

Response to Comment 2:

The Company acknowledges the Staff’s comment.

Research and License Agreement with Merck KGaA/Biovation
Collaboration and License Agreement with MedImmune
BiTE Research Collaboration Agreement with MedImmune, page 11

3.	Please revise the description of the respective agreements to disclose the following information:

•	Quantify all amounts paid to date;
•	Quantify the aggregate potential milestone payments;
•	Provide a royalty range or a statement that the royalty percentage is in the single digits, teens, etc.; and
•	Discuss the material term and termination provisions.

Response to Comment 3:

In response to the Staff’s comment, the Company proposes to revise the description of these agreements in the 2009 Form 10-K as follows:

Research and License Agreement with Merck KGaA/Biovation

We have entered into a research and license agreement with Biovation Limited, a wholly owned subsidiary of Merck KGaA, Darmstadt, Germany, under which Biovation used their proprietary technology and generated certain variants of the anti-CD3 single-chain antibody used in our BiTE antibodies with the aim of reducing the likelihood of potential immune responses upon administration of such molecules to human beings. We received and tested such de-immunized anti-CD3 domains in connection with our BiTE antibodies. We paid license and research fees to Biovation of approximately $970,000 in the aggregate and will pay a low single-digit royalty on net sales of any BiTE antibody products that include such de-immunized anti-CD3.  In addition, the agreement provides for us to make up to $6.4 million in milestone payments upon the achievement of specified milestone events, of which we have paid $[___] to date. Either party may terminate the agreement as a result of the bankruptcy or liquidation of the other or if the other party fails to perform any of its obligations under the agreement.

[* * *] Certain confidential information contained in this document, marked by brackets, is submitted separately to the Securities and Exchange Commission pursuant to 17 CFR §200.83.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM

September 25, 2009
Page Four

Collaboration and License Agreement with MedImmune

We have entered into a collaboration and license agreement with MedImmune to jointly develop blinatumomab. Under the terms of the collaboration and license agreement, MedImmune had the rights and the obligation to develop and commercialize blinatumomab in North America, while we retained all rights to blinatumomab outside of North America. In March 2009, MedImmune ended its collaboration with respect to the development of blinatumomab.  During the years ended December 31, 2009, 2008 and 2007, this collaboration generated revenues to us of approximately [_]%, 15% and 16% of our total revenues, respectively.  To date, we have recognized approximately $[_] million in R&D expense reimbursements from MedImmune under this agreement.  In addition, MedImmune has paid us an aggregate of $[___] to date in milestone payments under this agreement.  As a result of MedImmune’s discontinuation of its development of blinatumomab in North America, we will not receive any further material payments with respect to this product candidate.  Under the collaboration and license agreement, MedImmune may commence the development of other BiTE antibodies.  Unless earlier terminated, the license and collaboration agreement has a term of 50 years or, if earlier, until the expiration of all royalty and payment obligations due under the agreement for all product candidates covered by the collaboration. Either party may terminate the agreement for breach of a material obligation by the other. MedImmune also has the right to terminate the licenses granted by Micromet to MedImmune under the agreement in the entirety or in one or more countries by providing specified prior notice to Micromet.

BiTE Research Collaboration Agreement with MedImmune

We have also entered into a BiTE research collaboration agreement with MedImmune pursuant to which we have generated MT111. MedImmune is obligated to make milestone payments of up to approximately $17 million in the aggregate upon the achievement of specified milestone events related to this BiTE antibody, of which $[___] has been paid to date.  In addition, MedImmune is obligated to pay to us mid- to high-single digit royalties on net sales of MT111. Furthermore, we have exclusive rights to commercialize MT111 in Europe. MedImmune is obligated to reimburse any development costs incurred by us for MT111 up to the completion of phase 1 clinical trials. Unless earlier terminated, the license and collaboration agreement has a term of 50 years or, if earlier, until the expiration of all royalty and payment obligations due under the agreement for all product candidates covered by the collaboration. Either party may terminate the agreement for breach of a material obligation by the other. MedImmune also has the right to terminate the licenses granted by Micromet to MedImmune under the agreement in the entirety or in one or more countries by providing specified prior notice to Micromet.

During the years ended December 31, 2009, 2008 and 2007, this collaboration generated revenues to us of approximately [_]%, 9% and 16% of our total revenues, respectively.  To date, we have recognized approximately $[_] million in R&D expense reimbursements from MedImmune under this agreement.

*            *           *           *           *

The Company supplementally advises the Staff that there have been no sales of the Company’s product candidates to date, and therefore no royalties have become payable pursuant to the above-described agreements.  If and to the extent that royalties become payable under these agreements, the Company undertakes to provide disclosure in its periodic filings regarding the amounts paid or received in the relevant reporting period(s) and to date.

[* * *] Certain confidential information contained in this document, marked by brackets, is submitted separately to the Securities and Exchange Commission pursuant to 17 CFR §200.83.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM

September 25, 2009
Page Five

License Agreement with Enzon, page 10

4.	Please revise the description of the agreement to disclose the following information:

•	Quantify all amounts paid to date;
•	Quantify the aggregate potential milestone payments; and
•	Provide a royalty range or a statement that the royalty percentage is in the single digits, teens, etc.

Response to Comment 4:

In response to the Staff’s comment, the Company proposes to revise the description of this agreement in the 2009 Form 10-K as follows:

License Agreement With Enzon

We have entered into a cross-license agreement with Enzon Pharmaceuticals, Inc., or Enzon, relating to each party’s portfolio of patents relating to single-chain antibodies and their use in the treatment of disease.  Under the cross-license agreement, we received a non-exclusive, royalty-bearing license under Enzon’s single-chain antibody patent portfolio to exploit licensed products other than BiTE antibodies, as well as an exclusive, royalty-free license under such portfolio to exploit BiTE antibodies. We also granted to Enzon a non-exclusive, royalty-bearing license under our single-chain antibody patent portfolio to exploit licensed products. Each party’s license is subject to certain narrow exclusions for exclusive rights previously granted to third parties.

Each party is obligated to make milestone payments and to pay low single-digit royalties on net sales to the other party with respect to products that are covered by any patents within the consolidated patent portfolio, irrespective of which party owns the relevant patent(s). The maximum amount of milestone payments payable by us to Enzon and by Enzon to us under the agreement is approximately $1.4 million per product in the aggregate.  As noted above, we do not owe milestone or royalty payments to Enzon with respect to BiTE antibodies.

The term of the cross-license agreement continues until expiration of the last valid claim in the consolidated patent portfolio. Either party may terminate the agreement upon determination by a court of competent jurisdiction that the other party has committed a material breach of the agreement. Neither party has the right to unilaterally terminate the agreement without cause.

*            *           *           *           *

The Company supplementally advises the Staff that there have been no sales of the Company’s product candidates to date, and therefore no royalties have become payable pursuant to this agreement.  In addition, no milestones have been achieved to date.  If and to the extent that royalties or milestone payments become payable under these agreements, the Company undertakes to provide disclosure in its periodic filings regarding the amounts paid or received in the relevant reporting period(s) and to date.

[* * *] Certain confidential information contained in this document, marked by brackets, is submitted separately to the Securities and Exchange Commission pursuant to 17 CFR §200.83.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM

September 25, 2009
Page Six

Collaboration Agreement with Merck Serono
License Agreement with TRACON Pharmaceuticals
Collaboration and License Agreement with Nycomed, page 12

5.	Please expand the discussion for the respective agreements to disclose to provide a royalty range or a statement that the royalty percentage is in the single digits, teens, etc.

Response to Comment 5:

In response to the Staff’s comment, the Company proposes to revise the description of these agreements in the 2009 Form 10-K as follows:

Collaboration Agreement with Merck Serono

We have entered into a collaboration agreement with a subsidiary of Merck Serono International S.A., or Merck Serono. Pursuant to the agreement, we granted Merck Serono a worldwide license under our relevant patents and know-how to develop, manufacture, commercialize and use adecatumumab for the prevention and treatment of any human disease. Overall, the agreement provides for Merck Serono to pay up to $138 million in milestone payments in the aggregate if adecatumumab is successfully developed and registered in the U.S., Europe and Japan in at least three different indications.  We have received $[___] in milestone payments to date.

Under the terms of the agreement, Micromet is responsible for conducting the ongoing phase 1b clinical trial that we expect to complete in 2009, as well as an additional phase 2 clinical trial that we commenced in the first half of 2009. Merck Serono will bear the development expenses associated with the collaboration in accordance with the agreed-upon budget. Upon completion of these clinical trials, we can exercise an option to co-develop adecatumumab in the United States or Europe. If we exercise our option, we will then share up to 50% of the development costs, as well as certain other expenses, depending on the territory for which we exercise our co-development option. If we exercise the option, we and Merck Serono would co-promote and share the profits from sales of adecatumumab in the territories for which we shared the development costs. In the other territories, Merck Serono would pay royalties from high single digits to mid-teens on tiered net sales of adecatumumab.

Merck Serono may terminate the agreement following receipt by Merck Serono of the final study report for the ongoing phase 1 and phase 2 clinical trials, and thereafter for convenience upon specified prior notice. Either party may terminate the agreement as a result of the material breach or bankruptcy of the other. In the event of a termination of the agreement, all product rights will revert to us.

The revenues from this collaboration agreement represented approximately [_]%, 11% and 22% of our total revenues for the years ended December 31, 2009, 2008 and 2007, respectively.  To date, we have recognized approximately $[__] million in R&D expense reimbursements under this agreement.

License Agreement with TRACON Pharmaceuticals

We have entered into an agreement with TRACON Pharmaceuticals, Inc., or TRACON, under which we granted TRACON an exclusive, worldwide license to develop and commercialize MT293. Under the agreement, TRACON also has an option to expand the license to include one specific additional antibody, and upon the exercise of the option, the financial and other terms applicable to MT293 would become applicable to such other antibody. Under the terms of the agreement, TRACON will be responsible for the development and commercialization of MT293 on a worldwide basis, as well as the costs and expenses associated with such activities. We have transferred to TRACON certain materials, including the stock of MT293 clinical trial materials, stored at our contract manufacturer. TRACON paid us an upfront license fee of approximately $1.5 million and an additional $2.0 million for the delivery of the materials.

If MT293 is successfully developed and commercialized in three indications in three major markets, we would be entitled to receive total milestone payments, exclusive of royalties on net sales, of more than $100 million. In addition, TRACON is obligated to pay a mid-single digit royalty on worldwide net sales of MT293. TRACON also has an obligation to pay us a portion of sublicensing revenues, which portion decreases based on the time point in the development of MT293 when TRACON enters into the sublicense agreement. TRACON may terminate the agreement at any time upon a specified prior notice period, and either party may terminate the agreement for material breach by the other party. In the event of termination, all product rights would revert back to us under the agreement.

[* * *] Certain confidential information contained in this document, marked by brackets, is submitted separately to the Securities and Exchange Commission pursuant to 17 CFR §200.83.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM

September 25, 2009
Page Seven

During the years ended December 31, 2009, 2008 and 2007, this collaboration generated approximately [_]%, 1% and 12% of our total revenues, respectively.

Collaboration and License Agreement with Nycomed

We have entered into a collaboration and license agreement with Nycomed A/S under which we and Nycomed will collaborate exclusively with each other on the development of MT203 and other antibodies that neutralize GM-CSF and that may be useful for the treatment of inflammatory and autoimmune diseases. Under the terms of the agreement, we received an upfront license fee of €5.0 million, or $6.7 million as of the payment date, and are eligible to receive research and development reimbursements, and payments upon the achievement of development milestones of more than €120.0 million, or $[__] million using the exchange rate in effect at December 31, 2009, in the aggregate. We are also eligible to receive tiered royalties in the high single digit to mid-teen range on worldwide sales of MT203 and other products that may be developed under the agreement.

We were responsible for performing preclinical and process development relating to MT203, and Nycomed is responsible for clinical development and commercialization of the product candidate on a worldwide basis. Nycomed will bear the cost of development activities and reimburse us for our expenses incurred in connection with the development program. The term of the agreement expires upon the satisfaction of all payment obligations of each party under the agreement. After completion of certain preclinical development steps, Nycomed may terminate the agreement at any time upon a specified prior notice period, and either party may terminate the agreement for material breach by the other party. In the event of termination, all product rights would revert back to us under the agreement.

During the years ended December 31, 2009, 2008 and 2007 the Nycomed collaboration generated approximately [_]%, 57% and 26% of our total revenues, respectively.  To date, we have recognized approximately $[__] million in R&D expense reimbursements and milestone payments under this agreement.

*            *           *           *           *

The Company supplementally advises the Staff that there have been no sales of the Company’s product candidates to date, and therefore no royalties have become payable pursuant to the above-described agreements.  In addition, no milestone payments have been received to date under the agreement with TRACON.  If and to the extent that royalties or milestone payments become payable under these agreements, the Company undertakes to provide disclosure in its periodic filings regarding the amounts received in the relevant reporting period(s) and to date.

Sublicense Agreement with Morphotek
License Agreement with Enzon, page 13

6.	Please revise the description of the respective agreements to disclose to following information:

[* * *] Certain confidential information contained in this document, marked by brackets, is submitted separately to the Securities and Exchange Commission pursuant to 17 CFR §200.83.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM

September 25, 2009
Page Eight

•	Quantify all amounts paid to date;
•	Quantify the aggregate potential milestone payments;
•	Provide a royalty range or a statement that the royalty percentage is in the single digits, teens, etc.; and
•	Discuss the material term and termination provisions.

In addition, please file the Morphotek agreement as an exhibit to the Form 10-K.  Alternatively, explain the basis for your determination that you are not required to file the agreement as an exhibit.

Response to Comment 6:

In response to the Staff’s comment, the Company proposes to revise the description of these agreements in the 2009 Form 10-K as follows:

Sublicense Agreement with Morphotek

We have entered into an exclusive sublicense agreement with Morphotek under which we granted Morphotek the right to evaluate certain antibodies, including MT228, and an option to obtain an exclusive worldwide sublicense. Morphotek has exercised the option. Under the sublicense agreement, Morphotek has the obligation to perform development and achieve development milestones within specified timeframes. If Morphotek fails to achieve the milestones, we have the right to terminate the agreement, in which case Morphotek would be required to pay a termination fee. Morphotek paid us a license fee of approximately $150,000 upon the execution of the option and is obligated to pay annual license maintenance fees of approximately $15,000.  In addition, Morphotek is required to make milestone payments to us of up to $3.35 million in the aggregate upon the achievement of specified development milestones and mid-single digit royalties on the net sales of resulting products.

Following commencement of phase 1 clinical trials and phase 2 clinical trials, we have the right to terminate and re-acquire Morphotek’s rights for North America at pre-defined terms. If Morphotek intends to sublicense the rights for countries outside of North America to third parties, we have a right of first refusal to license back these rights. Either party may terminate the agreement upon default for failure of the other party to pay any amounts owing or to otherwise perform its obligations under the agreement, which failure is not cured within specified time periods, or upon the bankruptcy or insolvency of the other party.

License Agreement with Enzon

We have entered into a license agreement with Enzon for an antibody program targeting IL-2, which had been developed by us and Enzon pursuant to a prior collaboration that has since been terminated. The agreement grants to us the rights to certain patents of Enzon and patents and know-how created under the collaboration. We are obligated to pay low single digit royalties to Enzon upon the sale of products targeting IL-2 using such patents or know-how.  Either party may terminate the agreement for material breach by the other party that remains uncured after specified periods.

*           *           *           *           *

The Company supplementally advises the Staff that there have been no sales of the Company’s product candidates to date, and therefore no royalties have become payable by the Company or Morphotek pursuant to the above-described agreements.  In addition, no milestone payments have been received to date under the agreement with Morphotek.  If and to the extent that royalties or other required payments become payable under these agreements, the Company undertakes to provide disclosure in its periodic filings regarding the amounts paid or received in the relevant reporting period(s) and to date.

[* * *] Certain confidential information contained in this document, marked by brackets, is submitted separately to the Securities and Exchange Commission pursuant to 17 CFR §200.83.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM

September 25, 2009
Page Nine

The Company also respectfully advises the Staff that it does not believe that the sublicense agreement with Morphotek is required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.  It is the Company’s understanding that, in accordance with Item 601(b)(10)(ii)(B) of Regulation S-K, an agreement that was entered into in the ordinary course of business is not required to be filed as an exhibit unless it is a “contract upon which the registrant's business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant's products or services or to purchase the major part of registrant's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant's business depends to a material extent.”

The sublicense agreement with Morphotek is of the type that ordinarily accompanies the Company’s business of developing pharmaceutical products and licensing the rights to such products and related intellectual property to third parties and therefore is deemed, pursuant to Item 601(b)(ii) of Regulation S-K, to have been made in the ordinary course of business.  The Company further advises the Staff that it does not currently consider the Morphotek sublicense to be material to the Company’s business.  The product candidate that is the subject of the sublicense, MT228, is currently in preclinical development, although as described in its public filings, the Company does expect Morphotek to initiate a Phase 1 clinical trial of MT228 during 2009.  If Morphotek does initiate clinical trials of MT228 and the Company begins to receive material milestone payments under this arrangement, the Company expects that it would file the Morphotek agreement as a material contract at that time.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expenses, page 41

7.
Please disclose the research and development expenses incurred during each period presented and to date on each of your major research and development projects.  Please refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under Section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities.  You can find it at the following website address:  http://www.sec.gov/divisions/corpfin/ cfcrq032001.htm#secviii.

Response to Comment 7:

[* * *] Certain confidential information contained in this document, marked by brackets, is submitted separately to the Securities and Exchange Commission pursuant to 17 CFR §200.83.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM

September 25, 2009
Page Ten

In response to the Staff’s comment, the Company proposes to delete the final paragraph and table under the caption “Research and Development Expenses” on page 42 and replace it with disclosure in the following format:

We track our external research and development expenses by major project candidate development program, such as for blinatumomab, adecatumumab and MT203, or allocate such expenses to our BiTE antibody platform generally.  We do not allocate salary and overhead costs or stock-based compensation expense to specific projects or product candidates.  Our incurred research and development expenses are summarized in the table below (in millions of dollars):

Year ended December 31,
	2009	2008	2007
Blinatumomab	$ X.X	$ X.X	$ X.X
MT203	X.X	X.X	X.X
Adecatumumab	X.X	X.X	X.X
BiTE platform and other	X.X	X.X	X.X
Unallocated salary and overhead costs	X.X	X.X	X.X
Stock-based compensation	X.X	X.X	X.X
Total	$ X.X	$ X.X	$ X.X

The Company supplementally advises the Staff that for periods prior to the year ended December 31, 2007, the Company did not track its research and development expenses in sufficient detail by individual program in order to be able to quantify the total research and development expenses incurred to date for each of the programs included in the table above.  Furthermore, certain of these programs were previously developed by the Company’s subsidiary Micromet AG, a corporation organized under the laws of Germany, prior to the merger of Micromet AG with the Company (formerly known as CancerVax Corporation) in 2006.

The Company advises the Staff that it intends to revise the disclosure in its Quarterly Report on Form 10-Q for the quarter ending September 30, 2009, under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Research and Development Expenses” to include similar disclosure for the nine months ended September 30, 2009 and 2008.

Definitive Proxy Statement

Annual Cash Bonus, page 27

8.
We note that bonus payments are based upon the Compensation Committee’s consideration of corporate goals and performance objectives and the qualitative performance of each officer during the previous year.  Your Compensation Discussion and Analysis does not disclose the individual performance objectives used to determine your executive officers’ bonus payments.  Please provide us with draft disclosure of your 2010 proxy statement which provides the following:

[* * *] Certain confidential information contained in this document, marked by brackets, is submitted separately to the Securities and Exchange Commission pursuant to 17 CFR §200.83.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM

September 25, 2009
Page Eleven

•	A more specific description and quantification of each of the individual and corporate goals and performance objectives;
•	Confirmation that you will discuss the achievement of the objectives; and
•	A discussion of how the level of achievement will affect the actual bonuses to be paid.

To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.

If you deviated from your established standards and objectives in determining the amount of bonuses to be paid, please discuss why such action was deemed necessary and describe the alternative factors the Compensation Committee considered.

Response to Comment 8:

In response to the Staff’s comment, the Company proposes to provide, in its proxy statement relating to the Company’s 2010 Annual Meeting of Stockholders (the “2010 Proxy Statement”), a more specific description and quantification of each of the individual and corporate goals and performance objectives as well as a discussion of how the level of achievement will affect the actual bonuses to be paid.  The disclosure will be in a format and detail similar to the sample disclosure provided below.  In addition, the Company advises the Staff that it will undertake to discuss the achievement of the objectives described in the draft disclosure, including quantification as necessary, based on the determinations of the compensation committee, which determinations are expected to occur prior to or during March 2010.  If the Compensation Committee deviates from any of the goals or their respective weighting in determining the amount of bonuses to be paid, the Company will discuss why such action was deemed necessary and will describe any alternative factors considered.

The Company supplementally advises the Staff that as of the date of this letter, the identities of the named executive officers to be included in the 2010 Proxy Statement are not yet determinable.  For purposes of the proposed response below, the Company has included a discussion of the bonus compensation payable to Dr. Christian Itin, the Company’s President and Chief Executive Officer, and Mr. Barclay Phillips, the Company’s Senior Vice President and Chief Financial Officer, as well as the two other officers who were named executive officers in the Company’s proxy statement for the 2009 Annual Meeting of Stockholders, Dr. Patrick Baeuerle, the Company’s Senior Vice President and Chief Scientific Officer, and Dr. Carsten Reinhardt, the Company’s Senior Vice President and Chief Medical Officer.  To the extent that other executive officers are required to be included in the Company’s summary compensation table in the 2010 Proxy Statement in accordance with Item 402 of Regulation S-K, the Company undertakes to provide disclosure for such other named executive officers in a format and detail similar to the sample disclosure provided below.

[* * *] Certain confidential information contained in this document, marked by brackets, is submitted separately to the Securities and Exchange Commission pursuant to 17 CFR §200.83.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM

September 25, 2009
Page Twelve

Annual Cash Bonus

For 2009, the compensation committee has adopted a management incentive compensation plan that provides for the payment of incentive compensation to certain of our employees, including our named executive officers.  The annual performance cash bonuses are based on the our performance relative to the annual corporate goals and the executive’s performance relative to his personal goals.  The chief executive officer may receive a cash bonus of up to 50% of his base salary for 2009, with 100% of his cash bonus under the plan based on the level of achievement of the corporate goals.  The other named executive officers may receive cash bonuses of up to 35% of their base salaries for 2009, with 75% of their cash bonuses based on the achievement of the corporate goals, and 25% based on the achievement of their respective personal goals.

The 2009 Corporate Goals

Based on the proposals of the chief executive officer, the compensation committee develops corporate goals and submits them to the board of directors for approval.  Each corporate goal is assigned a weight, expressed as a percentage, with the sum of the corporate goals adding up to 100%.  When evaluating the achievement of the corporate goals after the end of a particular plan year, the compensation committee determines the percentage of achievement with respect to each corporate goal, which percentage is then multiplied by the percentage weighting originally assigned to such goal. The sum of the resulting percentages represents the total achievement of the corporate goals and is used to calculate that portion of the bonus of the executive officer that is based on the achievement of the corporate goals. The compensation committee may also consider additional corporate goals that have been set by the board of directors during the course of the plan year, and may adjust the corporate goals achievement percentage based on the achievement of such additional corporate goals.

For 2009, the compensation committee recommended, and the board approved, the following corporate goals, along with each goal's relative weight:

1.	[* * *]	25%
2.	[* * *]	20%
3.	[* * *]	15%
4.	[* * *]	15%
5.	[* * *]	10%
6.	[* * *]	5%
7.	[* * *]	3%
8.	[* * *]	2%
9.	[* * *]	2%
10.	[* * *]	2%

Personal Goals

The chief executive officer, in consultation with the executive officers participating in the management incentive compensation plan, develops a list of individual goals for the year for each executive officer. Each personal goal is assigned a weight, expressed as a percentage, with the sum of the personal goals adding up to 100%.  When evaluating the achievement of the personal goals after the end of a particular plan year, based on recommendations of the chief executive officer, the compensation committee places performance into one of four categories: performance met or exceeded objectives or was excellent in view of prevailing conditions; performance generally met the year’s objectives or was very acceptable in view of prevailing conditions; performance met some, but not all, objectives; and performance was not acceptable in view of prevailing conditions. Each of these categories results in a range of multipliers, expressed as a percentage, which is based on the achievement of the personal goals. The compensation committee has discretion with respect to the actual multiplier to apply in each case. For 2009, the ranges for the four categories were 75% to 150%, 50% to 75%, 25% to 50%, and 0%, respectively. The compensation committee determines the percentage of achievement with respect to each personal goal, which percentage is then multiplied by the percentage weighting originally assigned to such goal. The sum of the resulting percentages represents the total achievement of the personal goals and is used to calculate that portion of the bonus of the executive officer that is based on the achievement of the personal goals. As a result, the bonus for the achievement of personal goals under this incentive compensation plan could range from zero to 150% of the respective target bonus allocated to personal goals. Additionally, our compensation committee retains the discretion to award additional bonuses outside of the scope of the management incentive compensation plan in extraordinary circumstances.  The compensation committee may also consider additional personal goals that have been set by the board of directors or the chief executive officer during the course of the plan year, and may adjust the personal goals achievement percentage based on the achievement of such additional personal goals.

[* * *] Certain confidential information contained in this document, marked by brackets, is submitted separately to the Securities and Exchange Commission pursuant to 17 CFR §200.83.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM

September 25, 2009
Page Thirteen

The personal goals for each named executive officer are summarized below:

Barclay Phillips

1.	[* * *]	10%
2.	[* * *]	5%
3.	[* * *]	5%
4.	[* * *]	5%
5.	[* * *]	10%
6.	[* * *]	5%
7.	[* * *]	5%
8.	[* * *]	5%
9.	[* * *]	15%
10.	[* * *]	2.5%
11.	[* * *]	2.5%
12.	[* * *]	5%
13.	[* * *]	2.5%
14.	[* * *]	5%
15.	[* * *]	5%
16.	[* * *]	5%
17.	[* * *]	2.5%
18.	[* * *]	2.5%
19.	[* * *]	2.5%

Patrick Baeuerle

1.	[* * *]	5%
2.	[* * *]	15%
3.	[* * *]	15%
4.	[* * *]	20%

[* * *] Certain confidential information contained in this document, marked by brackets, is submitted separately to the Securities and Exchange Commission pursuant to 17 CFR §200.83.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM

September 25, 2009
Page Fourteen

5.	[* * *]	5%
6.	[* * *]	5%
7.	[* * *]	5%
8.	[* * *]	5%
9.	[* * *]	10%
10.	[* * *]	5%
11.	[* * *]	5%
12.	[* * *]	5%

Carsten Reinhardt

1.	[* * *]	20%
2.	[* * *]	20%
3.	[* * *]	15%
4.	[* * *]	10%
5.	[* * *]	5%
6.	[* * *]	5%
7.	[* * *]	5%
8.	[* * *]	5%
9.	[* * *]	5%
10.	[* * *]	10%

*           *           *           *           *

As requested by the Staff, the Company has provided under separate cover, transmitted concurrently with this letter, an acknowledgement of its responsibility for the adequacy and accuracy of its disclosures in its public filings.

Please fax any additional comment letters concerning the above-referenced filings to (703) 456-8100 and direct any questions or comments concerning the above-referenced filings or this response letter to either the undersigned at (703) 456-8034 or Brian F. Leaf, of this office, at (703) 456-8053.

Very truly yours,

/s/ Darren K. DeStefano

Darren K. DeStefano

cc:	Barclay A. Phillips, Micromet, Inc.
Matthias Alder, Micromet, Inc.

[* * *] Certain confidential information contained in this document, marked by brackets, is submitted separately to the Securities and Exchange Commission pursuant to 17 CFR §200.83.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM